UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release no. 33195 / August 7, 2018

In the Matter of	)
	)
CHARLES SCHWAB & CO. INC.	)
211 Main Street	)
San Francisco, CA 94105	)
	)
CHARLES SCHWAB INVESTMENT	)
MANAGEMENT, INC.	)
211 Main Street	)
San Francisco, CA 94105	)
	)
(812-14926)	)
	)

ORDER PURSUANT TO SECTION 9(c) OF THE INVESTMENT COMPANY ACT OF
1940 GRANTING A PERMANENT EXEMPTION FROM SECTION 9(a) OF THE ACT

Charles Schwab & Co., Inc. ("CS&Co.") and Charles Schwab Investment Management, Inc.
("CSIM" and together with CS&Co., the "Applicants") filed an application on July 2, 2018
requesting temporary and permanent orders under section 9(c) of the Investment Company
Act of 1940 (the "Act") exempting the Applicants and any existing company of which
CS&Co. is an "affiliated person" (within the meaning of section 2(a)(3) of the Act) and any
other company of which CS&Co. may become an affiliated person in the future (together with
the Applicants, the "Covered Persons") from section 9(a) of the Act with respect to an
injunction entered by the United States District Court for the Northern District of California
on July 9, 2018.

On July 10, 2018 the Commission simultaneously issued a notice of the filing of the
application and a temporary conditional order exempting the Covered Persons from
section 9(a) of the Act (Investment Company Act Release No. 33157) from July 9, 2018 until
the Commission takes final action on the application for a permanent order. The notice gave
interested persons an opportunity to request a hearing and stated that an order disposing of the
application would be issued unless a hearing was ordered. No request for a hearing has been
filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found that the conduct of the Applicants has been
such as not to make it against the public interest or protection of investors to grant the
permanent exemption from the provisions of section 9(a) of the Act.

Accordingly,

IT IS ORDERED, pursuant to section 9(c) of the Act, on the basis of the representations and conditions contained in the application filed by Charles Schwab & Co., Inc. and Charles Schwab Investment Management, Inc. (File No. 812-14926) that Covered Persons be and hereby are permanently exempted from the provisions of section 9(a) of the Act, operative solely as a result of the injunction, described in the application, entered by the United States District Court for the Northern District of California on July 9, 2018.

By the Commission.

Eduardo A. Aleman
Assistant Secretary